UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 11, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Alkermes, Inc.
File No. 001-14131

Alkermes Public Limited Company
File No. 001-35299

CF #32758

_____

Alkermes Public Limited Company, successor to Alkermes, Inc., submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information Alkermes, Inc. excluded from Exhibit 10.8 to a Form 10-Q filed on February 8, 2005, as modified by the same contract refiled with fewer redactions as Exhibit 10.6 to a Form 10-Q filed on July 30, 2015 by Alkermes Public Limited Company.

Based on representations by Alkermes Public Limited Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Alkermes, Inc.
Exhibit 10.8 to the 10-Q filed February 8, 2005   through December 3, 2018

Alkermes Public Limited Company
Exhibit 10.6 to the 10-Q filed July 30, 2015   through December 3, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary